UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.   20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

IMAGE GUIDED TECHNOLOGIES, INC.
(Name of Issuer)

Common Stock
(Title Class of Securities)

451922108
(CUSIP Number)

Check the following box if a fee is being paid with this statement: / /

(1)   NAMES OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


      John Pappajohn  ###-##-####

(2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a)  /  /
      (b)  /  /

(3)   SEC USE ONLY

(4)   CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REAPORTING
PERSON WITH:
(5)   SOLE VOTING POWER

      232,820

(6)   SHARED VOTING POWER

      N/A

(7)   SOLE DISPOSITIVE POWER

      232,820

(8)   SHARED DISPOSITIVE POWER

      N/A

(9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      232,820

(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
      CERTAIN SHARES

      /  /

(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

      7.50%

(12)  TYPE OF REPORTING PERSON

      IN

SCHEDULE 13G

The information contained herein is filed with respect to the Common Stock, no par value (the "Stock") of Image Guided
Technologies, Inc. by John Pappajohn (Pappajohn).

Item 1 (a).  Name of Issuer:

             IMAGE GUIDED TECHNOLOGIES, INC.

Item 1 (b).  Address of Issuer's Principal Executive Offices:

             5710-B Flatiron Parkway
             Boulder, CO   80301

Item 2 (a).  Name of Person Filing:

             John Pappajohn

Item 2 (b).  Address of Principal Business Office or, if none,
             Residence:

             2116 Financial Center
             Des Moines, Iowa  50309

Item 2 (c).  Citizenship:

             U.S.A.

Item 2 (d).  Title of Class of Securities:

             Common Stock

Item 2 (e).  CUSIP Number:

             451922108

Item 3.

         Not Applicable.

Item 4.  Ownership:

     (a) Amount Beneficially Owned: Consists of 232,820 shares of Common Stock, no par value.

     (b) Percent of Class: 7.50%; based upon 3,105,241 shares actually outstanding.

     (c)   Number of shares as to which such person has:

        (i)   sole power to vote or to direct the vote:

              232,820

       (ii)   shared power to vote or to direct the vote:

              Not Applicable

      (iii) sole power to dispose or to direct the disposition of:

              232,820

       (iv) shared power to dispose or to direct the disposition of:

              Not Applicable

Item 5.  Ownership of Five Percent or Less of a Class:

         Not Applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
         Person:

         Not Applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent
         Holding Company:

         Not Applicable.

Item 8.  Identification and Classification of Members of the
         Group:

         Not Applicable.
1
Item 9.  Notice of Dissolution of Group:

         Not Applicable.

Item 10.  Certification and Signature:


After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  February 14, 1997


/s/ John Pappajohn
-------------------
John Pappajohn